Exhibit 10.12

SINEXUS INC.

September 15, 2006

James Stambaugh

[Address]

Re:	Employment Terms

Dear James:

Sinexus, Inc. (the “Company”) is pleased to offer you the position of Vice President of Clinical & Regulatory on the following terms.

You will be responsible for all clinical and regulatory matters and will directly report to the Chief Executive Officer.

Your compensation will be $200,000 per year, less payroll deductions and all required withholdings. You will be paid semi-monthly and you will be eligible for the following standard Company benefits: medical insurance, vacation, sick leave, holidays. Details about these benefits are available for your review. You will receive 20 days of paid vacation annually. In addition, until the Company has benefits reasonably comparable to the benefits you currently receive from Guidant Corporation (“Guidant”), the Company shall pay the COBRA premiums to continue the group held insurance coverage Guidant provides you at the level in effect as of your Start Date (as defined below), to the extent allowed by applicable law. The Company will also pay the premiums for your term life insurance while you are employed with the Company with death benefits in an amount up to twice your annual salary. The Company may modify compensation and benefits from time to time as it deems necessary.

You will be eligible to receive an annual bonus of up to twenty percent (20%) of your annual base salary payable upon the achievement of certain milestones mutually agreed upon by you and the Company. In addition, the Company will pay you a bonus of $100,000 dollars on your Start Date (“Signing Bonus”). You will be obligated to repay $50,000 of the Signing Bonus if you leave the Company voluntarily or are terminated for Cause (as defined below) for any reason within six months after your Start Date. Subject to the approval of the Company’s Board of Directors, you will be granted an option to purchase 250,000 shares of the Company’s Common Stock with a per share exercise price equal to the fair market value of the Common Stock on the date of grant. Your option shall vest over four years with twenty-five percent (25%) vesting at the first anniversary of employment and the balance vesting in equal increments on a monthly basis thereafter. The Company will consider in connection with your future annual performance reviews awarding you options to purchase additional shares of the Company’s Common Stock.

“Cause” shall mean misconduct, including: (i) conviction of any felony or any crime involving moral turpitude or dishonesty; (ii) willful and material breach of your duties that has not been cured within 30 days after written notice from the Company’s Board of Directors of such breach; (iii) intentional and material damage to the Company’s property; or (iv) material breach of the Proprietary Information and Inventions Agreement executed by you.

As a Company employee, you will be expected to abide by Company rules and regulations and sign and comply with the attached Proprietary Information and Inventions Agreement which prohibits unauthorized use or disclosure of Company proprietary information.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality.

Normal working hours are from 8:00 a.m. to 5:00 p.m., Monday through Friday, or as agreed by you and Chief Executive Officer. You may work one day per week from your residence, or as agreed by you and Chief Executive Officer. As an exempt salaried employee, you will be expected to work additional hours as required by the nature of your work assignments.

You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice. As required by law, this offer is subject to satisfactory proof of your right to work in the United States.

This letter, together with your Proprietary Information and Inventions Agreement, forms the complete and exclusive statement of your employment agreement with Sinexus. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written. This letter agreement cannot be changed except in a writing signed by you and a duly authorized officer of the Company.

Please sign and date this letter, and return it to me by September 25, 2006, if you wish to accept employment at the Company under the terms described above. If you accept our offer, we would like you to start on October 23, 2006 (“Start Date”).

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ Donald J. Eaton
Donald J. Eaton
President and Chief Executive Officer

Accepted:

/s/ James Stambaugh	9/25/06
James Stambaugh	Date

Attachment: Proprietary Information and Inventions Agreement

1555 Adams Drive Menlo Park, CA 94025 T: 650.641.2100 F: 650.641.2120

November 18, 2013

VIA HAND DELIVERY

James Stambaugh

Intersect ENT, Inc.

1555 Adams Drive

Menlo Park, CA 94025

Re:	New Employment Terms

Dear James:

As we have discussed, this letter agreement confirms an amendment (the “Amendment”) to the terms of your employment offer letter with Intersect ENT, Inc. (the “Company”) dated September 15, 2006 (the “Offer Letter”). The new employment terms contained in this Amendment are effective as of the date that this Amendment is executed.

Your Offer Letter is hereby amended to reflect the following:

1.	Severance Upon Termination in Connection with Change in Control:

Subject to your obligations below, you will be entitled to the following:

(a) Upon the occurrence of a Change of Control Transaction (as defined below), the vesting of all outstanding stock options held by you shall be accelerated such that 50% unvested shares subject to your outstanding options shall be fully vested.

(b) You shall receive the Severance Benefits (as defined below) if in connection with or within twelve (12) months after a Change of Control Transaction, your employment is either (i) terminated by the Company or a successor entity without Cause (defined below), or (ii) terminated by you due to your resignation for Good Reason (defined below), but only if the event constituting Good Reason upon which your resignation is based occurs in connection with or subsequent to and as a result of such Change of Control Transaction and further provided that such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”).

(c) Definitions:

A “Change of Control Transaction” shall have occurred if the Company consummates a change of control merger or acquisition transaction (not including any initial

James Stambaugh

public offering of the Company’s securities) as described in Article 4, Section B(2)(c) subsections (ii) and (iii) of the Company’s Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on February 15, 2013.

(ii) “Severance Benefits” shall mean (i) payment of six (6) months of your base salary, less all applicable withholdings and deductions, paid over such 6-month period immediately following the Separation from Service, on the schedule described below (the “Salary Continuation”) (ii) a lump sum payment equal to your annual target bonus prorated for the number of days of the then current bonus period worked prior to your Separation from Service and (iii) vesting of all outstanding stock options held by you such that all unvested shares subject to your outstanding options shall be fully vested.

Such Severance Benefits are conditional upon (a) your continuing to comply with your obligations under your Proprietary Information and Inventions Agreement during the period of time in which you are receiving the Severance Benefits; and (b) your delivering to the Company an effective, general release of claims in favor of the Company in a form acceptable to the Company within 60 days following your Separation from Service. The Salary Continuation will be paid in equal installments on the Company’s regular payroll schedule and will be subject to applicable tax withholdings over the period outlined above following the date of your Separation from Service; provided, however, that no payments will be made prior to the 60th day following your Separation from Service. On the 60th day following your Separation from Service, the Company will pay you in a lump sum the Salary Continuation and the pro-rated target bonus payment that you would have received on or prior to such date under the original schedule but for the delay while waiting for the 60th day in compliance with Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”) and the effectiveness of the release, with the balance of the Salary Continuation being paid as originally scheduled.

For the purposes of the Offer Letter, “Cause” shall mean any of the following conduct by you: (i) embezzlement, misappropriation of corporate funds, or other material acts of dishonesty; (ii) commission or conviction of any felony, or of any misdemeanor involving moral turpitude, or entry of a plea of guilty or nolo contendere to any felony or misdemeanor; (iii) engagement in any activity that you know or should know could materially harm the business or reputation of the Company; (iv) material failure to adhere to the Company’s corporate codes, policies or procedures as in effect from time to time; (v) material violation of any statutory, contractual, or common law duty or obligation to the Company, including, without limitation, the duty of loyalty; (vi) material breach of the Confidentiality Agreement; (vii) repeated failure, in the reasonable judgment of the Board, to substantially perform your assigned duties or responsibilities after written notice from the Board describing the failure(s) in reasonable detail and your failure to cure such failure(s) within thirty (30) days of receiving such written notice; or material breach of the Proprietary Information and Inventions Agreement executed by you.

James Stambaugh

For the purposes of the Offer Letter, “Good Reason” shall mean any of the following which occurs without your written consent: (i) a relocation of the office where you are required to work to a location more than thirty-five (35) miles from the office where you previously were required to work; (ii) a material decrease in your base salary (except for salary decreases generally applicable to the Company’s other executive employees); or (iii) a material reduction m the scope of your duties or responsibilities, provided, however, that to resign for Good Reason, you must (1) provide written notice to the Company’s chief Executive Officer within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, (2) allow the Company at least 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, your resignation from all positions you then hold with the Company is effective not later than 90 days after the expiration of the cure period.

2.	Code Section 409A.

It is intended that all of the benefits and payments under this letter satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this letter will be construed to the greatest extent possible as consistent with those provisions. If not so exempt, this letter (and any definitions hereunder) will be construed in a manner that complies with Code Section 409A, and incorporates by reference all required definitions and payment terms. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this letter (whether severance payments, reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this letter, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon your Termination of Services set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then if delayed commencement of any portion of such payments is required to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Code Section 409A, the timing of the payments upon your Separation from Service will be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after the effective date of your Termination of Services, and (ii) the date of the your death (such earlier date, the “Delayed Initial Payment Date”), the Company will (A) pay to you a lump sum amount equal to the sum of the payments upon your Separation from Service that you would otherwise have received through the Delayed Initial Payment Date if the commencement of the payments had not been delayed pursuant to this paragraph, and (B) commence paying the balance of the payments in accordance with the applicable payment schedules set forth above.

Except as modified herein, all other terms of the Offer Letter shall remain in full force and effect.

James Stambaugh

This Amendment, together with the Offer Letter and your Proprietary Information and Inventions Agreement, constitutes the entire agreement between you and the Company regarding the terms of your employment. It supersedes any prior statements, representations or promises made to you concerning the subjects contained in this Amendment and the Offer Letter, and only can be modified in a writing signed by you and a duly authorized director or officer of the Company.

Please sign below if these terms are acceptable to you, and return the fully signed Amendment to me within five (5) business days.

Understood and Agreed:

/s/ Lisa D. Earnhardt
James Stambaugh	Lisa D. Earnhardt
Vice President of Clinical and Reimbursement	President and Chief Executive Officer
Intersect ENT, Inc.	Intersect ENT, Inc.

11/22/13	11/20/13
Date	Date